NORTHERN EXPLORATIONS, LTD.
                        470 Granville Street, Suite 1120
                           Vancouver, British Columbia
                                 Canada, V6C 1V5


June 2, 2006

U.S. Securities & Exchange Commission
Division of Corporate Finance
100 F Street NE
Washington, D.C. 20549
Mail Stop 0361

Attention: Susann Reilly

Dear Sirs:

Re: Northern Explorations, Ltd. - Registration Statement on Form SB-2
    File No. 333-125068

Further to your letter dated May 18, 2006 concerning the deficiencies in our registration statement on Form SB-2, we provide the following responses:

GENERAL

1. PLEASE CLARIFY SUPPLEMENTALLY WHETHER OR NOT MR. NOVIS IS STILL AN EMPLOYEE OF MICROCAP. WE HAVE NOTED A PRESS RELEASE BY ETOTALSOURCE, WHICH IS DATED JANUARY 31, 2005, AND WHICH SEEMS TO IMPLY THAT HE IS NOT. IT STATES THE
     FOLLOWING: "RICHARD NOVIS WILL CONTINUE PROVIDING IR SERVICES FOR THE COMPANY AND WILL SUPPLEMENT THE EFFORTS OF MICRO CAP (OUR EMPHASIS)." ALSO, PLEASE REVISE MR. NOVIS' BUSINESS EXPERIENCE DISCLOSURE, IF APPROPRIATE.

     Mr. Novis is still an employee of Micro Cap.

2. PLEASE CLARIFY SUPPLEMENTALLY WHETHER OR NOT MR. NOVIS WAS, OR IS, AN EMPLOYEE OF RINCON RESOURCES. A PRESS RELEASE DATE NOVEMBER 15, 2004, FROM RINCON RESOURCES REFERS TO "RICHARD NOVIS OF RINCON RESOURCES (OUR
     EMPHASIS)." PLEASE INCLUDE IN HIS BUSINESS EXPERIENCE DISCLOSURE, IF APPROPRIATE.

     As previously indicated, Mr. Novis has never acted as an employee of Rincon Resources.

DESCRIPTION OF BUSINESS - IN GENERAL, PAGE 11

3. WE NOTE YOUR RESPONSE TO COMMENT 1. WE ALSO NOTE YOUR DISCLOSURE THAT "AS WE ARE IN THE BUSINESS OF ACQUIRING AND EXPLORING MINERAL PROPERTIES, WE MAY ACQUIRE MINERAL PROPERTIES IN THE FUTURE THOUGH WE DO NOT HAVE ANY PRESENT INTENTION OF DOING SO." PLEASE REVISE YOUR STATEMENT IN THE FIRST

     SENTENCE OF THE THIRD PARAGRAPH ON PAGE 12, TO INDICATE THAT YOU WILL NOT ENTER INTO A MERGER WITH, OR ACQUISITION OF, ANOTHER BUSINESS ENTITY, OTHER THAN AN ACQUISITION OF MINERAL PROPERTIES IN THE NEXT 12 MONTHS, IF TRUE.

     We have revised our statement in the first sentence of the third paragraph on page 12 as requested.

4. WE NOTE YOUR RESPONSE TO COMMENT 2 THAT YOUR PHASE II PROGRAM WILL RECOMMENCE IN LATE JUNE OF 2006. YOUR DISCLOSURE INDICATES THAT PHASE II IS SCHEDULED FOR COMPLETION IN LATE JUNE OF 2006. REVISE TO CLARIFY WHEN YOUR PHASE II PROGRAM WILL RECOMMENCE.

     We have clarified our disclosure to indicate that the Phase II program will recommence in late June of 2006 and will be completed in July of 2006.

5. WE NOTE YOUR DISCLOSURE UNDER BUDGET PHASE II THAT YOU EXPECT THE PHASE II PROGRAM TO TAKE AN ADDITIONAL TWO WEEKS TO COMPLETE AND IT WILL LIKELY OCCUR IN APRIL 2006. REVISE TO UPDATE YOUR DISCLOSURE AS APPROPRIATE.

     We have revised our disclosure to indicate that the Phase II program will recommence in late June of 2006 and will be completed in July of 2006.

PART II

UNDERTAKINGS, PAGE II-4

6.   REVISE TO UPDATE YOUR UNDERTAKINGS. SEE ITEM 512 OF REGULATION S-B.

     We have updated our undertakings in accordance with Item 512 of Regulation S-B.

OTHER REGULATORY

7. YOUR ATTENTION IS DIRECTED TO ITEM 310(G) OF REGULATION S-B AND THE NEED FOR UPDATED FINANCIAL STATEMENTS. PLEASE PROVIDE A CURRENTLY DATED CONSENT WITH ANY AMENDMENT TO THE REGISTRATION STATEMENT.

     We have included updated financial statements for the fiscal year ended period ended with our filing.

Yours truly,


/s/ Richard Novis
----------------------------
Northern Explorations Inc.
Richard Novis, President